

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2022

Jeffrey S. Points
Chief Financial Officer
Cardiovascular Systems, Inc.
1225 Old Highway 8 Northwest
St. Paul, Minnesota 55112-6416

> **Re: Cardiovascular Systems, Inc.**
> **Form 10-K for the fiscal year ended June 30, 2021**
> **Filed August 19, 2021**
> **File No.: 000-52082**

Dear Mr. Points:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended June 30, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Information, page 39

1. We note your non-GAAP measure Adjusted EBITDA includes an adjustment for an IPR&D charge incurred in connection with your asset acquisition. Please explain why you believe it is appropriate to include a non-GAAP adjustment for this upfront payment given that this expenditure appears to be similar to research and development expenses and normal, recurring, cash operating expenses necessary to operate your business. As part of your response, provide us a detailed description of your research and development expenses, organized by product or project, including the IPR&D project at hand, for each of the periods presented. Include quantification of the separate expenses within each product or project category to the extent available. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Fay at 202-551-3812 or Brian Cascio, Accounting Branch Chief, at 202-551-3676 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences